EXHIBIT 99.1

Neptune and Enzymotec Conclude Final Patent Infringement Settlement and License Agreement

LAVAL, Quebec, April 27, 2014 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune") (Nasdaq:NEPT) (TSX:NTB) and Acasti Pharma Inc. ("Acasti") (Nasdaq:ACST) (TSX-V:APO), a Neptune subsidiary, announce that a final and binding patent infringement settlement and license agreement has been signed with Enzymotec Ltd. and Enzymotec USA, Inc. (collectively, "Enzymotec") that resolves the International Trade Commission's ("ITC") investigation of infringement of Neptune's composition of matter patents, related federal court actions initiated by Neptune against Enzymotec and its distributors, and various patent review proceedings requested by Enzymotec.

As part of the settlement, Neptune granted a world-wide, non-exclusive, royalty-bearing license to Enzymotec, allowing it to market and sell its nutraceutical products under Neptune's '348 family of patents (US Patent No. 8,030,348 and all the continuations). Under the terms of the settlement, royalty levels in the USA are dependent on the outcome of pending inter partes review proceedings before the U.S. Patent and Trademark Office (USPTO) regarding certain claims of Neptune's '351 composition of matter patent (US Patent No. 8,278,351).  Furthermore, royalty levels in Australia are dependent on a potential request by Enzymotec to the Australian Patent Office for a post-grant review of certain claims of Neptune's allowed composition of matter patent application (AU2002322233).

Enzymotec also agreed to pay Neptune a non-refundable one-time upfront settlement payment.  The financial terms of the license are confidential between the parties.

"This successfully brings to a conclusion all of the outstanding litigation issues before the ITC, with Neptune concluding favourable agreements with all ten Respondents named in the investigation," highlighted Mr. Benoît Huart, Director Legal Affairs of Neptune. "Consequently, Neptune has now licensed some of its patents to all of the major players in the worldwide krill oil industry.  In addition, these settlements preserve strong IP protection for both Neptune and Acasti, allowing them to defend their respective markets."

"This is a significant victory and clear reflection of the strength, value and validity of our intellectual property and a validation of our IP procurement and enforcement strategy," added Dr. Tina Sampalis, Chief Global Strategy Officer of Neptune and Acasti.  "We will continue to expand our patent portfolio, thereby ensuring that we have long-lasting and comprehensive protection. We look forward to further solidifying the unique nature of our product offerings and our position as the pioneer in marine omega-3 phospholids."

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids ("PUFAs"). Neptune has a patented process of extracting oils from Antarctic krill and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune's head office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec.

Neptune respectively holds approximately 49% of the participating and voting rights of Acasti and 96% of the voting rights of NeuroBioPharm Inc. ("NeuroBio"). Through these subsidiaries, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

About Acasti Pharma Inc.

Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, in particular abnormalities in blood lipids, also known as dyslipidemia. Because krill feeds on phytoplankton (diatoms and dinoflagellates), it is a major source of phospholipids and polyunsaturated fatty acids ("PUFAs"), mainly eicosapentaenoic acid ("EPA") and docosahexaenoic acid ("DHA"), which are two types of omega-3 fatty acids well known to be beneficial for human health. CaPre®, currently Acasti's only prescription drug candidate, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to help prevent and treat hypertriglyceridemia, which is a condition characterized by abnormally high levels of triglycerides in the bloodstream. ONEMIA®, a medical food and currently Acasti's only commercialized product, is a purified omega-3 phospholipid concentrate derived from krill oil with lower levels of phospholipids, EPA and DHA content than CaPre®.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune and Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"  "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune's and Acasti's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Except as required by law, Neptune and Acasti disclaim any intention or obligation to update or revise any forward-looking statements.

"Neither NASDAQ, the Toronto Stock Exchange, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

CONTACT: Neptune and Acasti Contact:
         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@neptunebiotech.com
         neptunebiotech.com
         acastipharma.com